SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NOVA MEASURING INSTRUMENTS LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.01 par value
(Title of Class of Securities)

M7516K103
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M7516K103

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,519,311 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,519,311 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,311 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%**
12.	Type of Reporting Person: CO

 *See Item 4.

** Based on 27,583,382 Ordinary Shares outstanding as of May 13, 2014 (as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the "SEC") on May 20, 2014).

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CUSIP NO. M7516K103

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,519,541 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,519,541 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,541 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 9.1%**
12.	Type of Reporting Person: CO

*See Item 4. The  2,519,541  Ordinary Shares include 230  Ordinary Shares held directly by Property and Building Corporation Ltd. ("PBC"), an Israeli public corporation and a majority owned subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation and a majority owned subsidiary of IDB Development (the "PBC Shares"). The  2,519,541 Ordinary Shares exclude  223,856 Ordinary Shares, all of which are held for members of the public through, among others, portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd, each an indirect subsidiary of IDB Development Corporation Ltd. (the “Epsilon Shares”).

** Based on 27,583,382 Ordinary Shares outstanding as of May 13, 2014 (as reported in the Issuer’s Form 6-K filed with the SEC on May 20, 2014).

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Item 1.

(a)	Name of Issuer: NOVA MEASURING INSTRUMENTS LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: Building 22 Weizmann Science Park, Rehovot, P.O.B 266, Israel

Item 2.

On May 8, 2014, following court proceedings conducted against IDB Holding Corporation Ltd. ("IDB Holding") by holders of its debt securities, the closing of a creditors' arrangement in IDB Holding commenced, and as part of such closing, shares constituting, at the time, 53.3% of the outstanding share capital of IDB Development were transferred to companies controlled by Eduardo Elsztain and Mordechay Ben-Moshe, in equal parts (as of February 10, 2015, companies controlled by Mr. Elsztain hold approximately 61.5% and companies controlled by Mr. Ben-Moshe hold approximately 16.2%, of the outstanding share capital of IDB Development).  As of result, IDB Holdings ceased to be a Reporting Person (along with its former controlling shareholders: Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat).

While IDB Development is included as a Reporting Person herein, IDB Development disclaims beneficial ownership of the Ordinary Shares reported by Clal herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Supervisor of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development's means of control in Clal (i.e., most of the shares that IDB Development holds in Clal). Moreover, the Supervisor of Insurance has not issued a control permit to IDB Development and its controlling shareholders, Eduardo Elsztain and Mordechay Ben-Moshe, with respect to IDB Development's holdings in Clal and, moreover, on December 31, 2014, the Supervisor of Insurance instructed IDB Development to sign an agreement for the sale of its controlling stake in Clal until December 31, 2015.

(a)           Name of Person Filing:

This Statement is filed by:

(1) Clal Insurance Enterprises Holdings Ltd.
(2) IDB Development Corporation Ltd.

The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement.

(1)           Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation ("Clal") may be deemed to beneficially own the Ordinary Shares reported in this Statement (the "Issuer Shares").  See Item 4.

(2)           Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"). By reason of IDB Development’s control of Clal, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. However, see the note in the beginning of this Item 2.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel

IDB Development Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.01 par value (the "Ordinary Shares").

(e)	CUSIP Number:

M7516K103

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

All of the 2,519,311 Ordinary Shares reported in this Statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Ordinary Shares covered by this Statement (other than IDB Development's ownership of the PBC Shares). The  2,519,311 Ordinary Shares exclude the Epsilon Shares.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

CLAL INSURANCE ENTERPRISES HOLDINGS LTD. IDB DEVELOPMENT CORPORATION LTD.

BY: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY: /s/ Ronit Zalman Malach /s/ Moshe Ernst

Ronit Zalman Malach and Moshe Ernst, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of IDB Development Corporation Ltd., pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed on October 23, 2012.

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